Filed Pursuant to Rule 424(b)(3)
Registration No. 333-280368

NUVEEN GLOBAL CITIES REIT, INC.

SUPPLEMENT NO. 8 DATED SEPTEMBER 16, 2025

TO THE PROSPECTUS DATED APRIL 11, 2025

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Nuveen Global Cities REIT, Inc., dated April 11, 2025 (the “Prospectus”). Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purposes of this Supplement are as follows:

•	to disclose the acquisition of a retail property;

•	to disclose the transaction price for each class of our common stock as of October 1, 2025;

•	to disclose the calculation of our August 31, 2025 net asset value (“NAV”) per share for each class of our common stock;

•	to provide an update on the status of our offering; and

•	to update the “Experts” section of the Prospectus.

Retail Property Acquisition

In August 2025, we acquired Henderson Square, a grocery-anchored retail property located in the King of Prussia submarket of Philadelphia, Pennsylvania. The purchase price was $34.5 million. The 107,368 square foot property is 100% leased.

October 1, 2025 Transaction Price

The transaction price for each class of our common stock for subscriptions accepted as of October 1, 2025 (and repurchases as of September 30, 2025) is as follows:

Transaction Price (per share)
Class T	$11.49
Class S	$11.36
Class D	$11.52
Class I	$11.48

The transaction price for each of our Class T, Class S, Class D and Class I shares is equal to such class’s NAV per share as of August 31, 2025. A detailed presentation of the NAV per share is set forth below.

The purchase price of our common stock for each class equals the transaction price of such class, plus applicable upfront selling commissions and dealer manager fees.

August 31, 2025 NAV Per Share

We calculate our NAV per share in accordance with the valuation guidelines that have been approved by our board of directors. Our NAV per share, which is updated as of the last calendar day of each month, is posted on our website at www.nuveenglobalreit.com. Please refer to “Net Asset Value Calculation and Valuation Guidelines” in the Prospectus for information on how our NAV is determined. The Advisor is ultimately responsible for determining our NAV. Our properties have been appraised and our commercial mortgage loans have been valued in accordance with our valuation guidelines and such appraisals and valuations were prepared by our independent valuation advisor.

VGN-NREIT-0925P

The following table provides a breakdown of the major components of our NAV as of August 31, 2025 ($ and shares in thousands):

Components of NAV	August 31, 2025
Investments in real property	$2,384,546
Investments in commercial mortgage loans	181,640
Investments in real estate debt	125,565
Investments in international affiliated funds	117,352
Investments in real estate-related securities	104,284
Cash and cash equivalents	33,712
Restricted cash	34,023
Other assets	14,683
Debt obligations	(655,697)
Other liabilities	(78,341)
Subscriptions received in advance	(33,107)
Stockholder servicing fees payable the following month(1)	(530)
Non-controlling interests in joint ventures	(9,181)

Net Asset Value	$2,218,949
Net asset value attributable to preferred stock	128

NAV attributable to common stockholders	$2,218,821

Number of outstanding shares of common stock	192,702

(1)

Stockholder servicing fees only apply to Class T, Class S and Class D shares. For purposes of our NAV, we recognize the stockholder servicing fee as a reduction of our NAV on a monthly basis as such fee is paid. Under GAAP, we accrue the full cost of the stockholder servicing fee as an offering cost at the time we sell Class T, Class S and Class D shares. As of August 31, 2025, we have accrued under GAAP approximately $42.5 million of stockholder servicing fees payable to the Dealer Manager related to the Class T, Class S and Class D shares sold.

The following table provides a breakdown of our total NAV and NAV per share of common stock by share class as of August 31, 2025 ($ and shares in thousands, except per-share data):

	Class T Shares	Class S Shares	Class D Shares	Class I Shares	Class N Shares	Total
Net asset value attributable to common stockholders	$159,969	$538,132	$82,393	$1,122,922	$315,405	$2,218,821
Number of outstanding shares	13,918	47,389	7,153	97,846	26,396	192,702

NAV per share	$11.49	$11.36	$11.52	$11.48	$11.95

Set forth below are the weighted averages of the key assumptions in the discounted cash flow methodology used in the August 31, 2025 valuations, based on property types.

Property Type	Discount Rate	Exit Capitalization Rate
Industrial	7.03%	5.86%
Multifamily	6.36	5.30
Office	7.99	7.28
Healthcare	7.33	6.49
Retail	6.91	5.85
Self-Storage	7.29	5.68
Single-Family Housing	7.25	5.50

These assumptions are determined by our independent valuation advisor. A change in these assumptions would impact the calculation of the value of our property investments. For example, assuming all other factors remained unchanged, the changes listed below would result in the following effects on our investment values:

Input	Hypothetical Change	Industrial Investment Values	Multifamily Investment Values	Office Investment Values	Healthcare Investment Values	Retail Investment Values	Self-Storage Investment Values	Single- Family Housing Investment Values
Discount Rate	0.25% decrease	2.05%	1.92%	1.83%	1.94%	1.91%	1.88%	2.01%
(weighted average)	0.25% increase	(1.88)%	(1.89)%	(1.90)%	(1.92)%	(1.84)%	(1.88)%	(2.01)%
Exit Capitalization Rate	0.25% decrease	3.02%	3.24%	2.11%	2.59%	2.69%	2.73%	2.95%
(weighted average)	0.25% increase	(2.67)%	(2.89)%	(2.11)%	(2.34)%	(2.42)%	(2.56)%	(2.66)%

Status of our Current Public Offering

In our prior public offerings we sold 214,628,246 shares of our common stock resulting in gross offering proceeds of $2,604,869,559. Our third public offering was declared effective by the SEC and commenced on November 6, 2024. In our third public offering, we are currently offering on a continuous basis up to $5.0 billion in shares of our common stock, consisting of up to $4.0 billion in shares in our primary offering and up to $1.0 billion in shares pursuant to our distribution reinvestment plan. As of the date hereof, we have issued and sold 29,104,386 shares of our common stock in this offering, resulting in gross offering proceeds of approximately $335,709,022. We intend to continue selling shares in this offering on a monthly basis.

Experts

The following disclosure is added to the “Experts” section of the Prospectus.

The estimated market values of our investments in real property and investments in commercial mortgage loans as of August 31, 2025 presented on page 2 of this Supplement in the section entitled “August 31, 2025 NAV Per Share” have been prepared by SitusAMC Real Estate Valuation Services, LLC, an independent valuation firm, and are included in this Supplement given the authority of such firm as experts in property valuations and appraisals. SitusAMC Real Estate Valuation Services, LLC will not calculate or be responsible for our NAV per share for any class of our shares.

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